Source   MARKET NEWS
Date 07/06/2005
Time 05:01:40 PM
Company   Derek Oil & Gas Corporation
Title Short
Positions on 2005/06/30   5,000

  DMIS Processed No CDNX Symbol: DRK
Exchange: VSE   Symbol: DRK
Exchange: Symbol:
Exchange: Symbol:

Press Release

DEREK OIL & GAS CORP ("DRK-V;DRKOF-L")
- Short Positions on 2005/06/30   5,000   5,000   0.38

//st

Date	Net Total Change	Last Shorted	Total Price	Price Volume	Range
2005/06/30	5,000	5,000	0.38	432,046	0.36 - 0.41
2005/06/15	0	0	0.39	338,592	0.38 - 0.42
2005/05/31	-500	0	0.37	659,631	0.35 - 0.39
2005/05/15	-3,000	500	0.45*	92,882	0.43 - 0.47
2005/04/30	3,500	3,500	0.48*	313,225	0.46 - 0.52
2005/04/15	0	0	0.47	225,448	0.47 - 0.54
2005/03/31	-123,000	0	0.52*	1,279,974	0.49 - 0.56
2005/03/15	120,900	123,000	0.51	1,410,526	0.50 - 0.56

* - Indicates that the closing price used is the last non-zero
closing price and is not the closing price on the report date.

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 20050630SHO+504+000914